SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act Of 1934

Amendment No. 1

EMTEC, INC.

(Name of Subject Company and Filing Person)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

292468105

(CUSIP Number of Class of Securities)

Sam Bhatt

Emtec, Inc.

572 Whitehead Road, Bldg. #1

Trenton, NJ 08619

(609) 528-8500

Copy to:

Carmen J. Romano, Esq.

Dechert LLP

4000 Bell Atlantic Tower

1717 Arch Street

Philadelphia, PA 19103

(215) 994-4000

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of the Offeror)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$5,500,000.00	$647.35

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 2,864,584 shares of common stock at the tender offer price of $1.92 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $117.70 per million of the aggregate amount of the cash offered by Emtec, Inc.

☒	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $647.35	Filing Party: Emtec, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: September 7, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

INTRODUCTION

This Amendment No. 1 amends and supplements the Tender Offer statement on Schedule TO originally filed with the Securities and Exchange Commission on September 7, 2005 (collectively, the “Schedule TO”) by Emtec, Inc., a Delaware corporation (“Emtec” or the “Company”), relating to the offer by Emtec to purchase up to 2,864,584 shares of its common stock, par value $0.01 per share (the “common stock”), at a price equal to $1.92 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 7, 2005 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”).

Items 1 through 11.

Items 1 through 11 of the original Schedule TO, which incorporate by reference the information contained in the Offer to Purchase and the related Letter of Transmittal, copies of which were filed with the original Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, are hereby amended as follows:

1.	In the sixth paragraph of the cover page of the Offer to Purchase, the fifth and sixth sentences are amended and restated as follows:

“We have been advised the Company that none of our current directors and executive officers intend to tender shares of common stock in this offer, except that John Howlett and Ronald Seitz, who are executive officers and former directors, have advised us that they intend to tender all of their shares in the Offer. Collectively, Messrs. Howlett and Seitz own 2,230,492 shares of common stock. Both Dinesh Desai, our CEO, one of our directors and sole member of Darr Westwood LLC, our largest shareholder, and Mary Grabel, our second largest shareholder and wife of Keith Grabel, one of our directors, have informed us that they do not intend to tender any shares pursuant to the Offer”

2.	The third paragraph of the section entitled “Important” of the Offer to Purchase is amended and restated as follows:

“To properly tender shares of common stock, you must validly complete the Letter of Transmittal.”

3.	In the Summary Term Sheet, the response to the question, “What will be the purchase price for the shares and what will be the form of payment?” is amended and restated as follows:

“Stockholders whose shares are purchased in the tender offer will be paid $1.92 per share in cash, without interest, promptly after the expiration of the tender offer. See Section 1.”

4.	In the Summary Term Sheet, in response to the question, “Do the directors or executive officers of Emtec intend to tender their shares in the Offer?”, the first paragraph is amended and restated as follows:

“Our directors and executive officers have advised the Company that they do not intend to tender shares of common stock in this offer, except that John Howlett and Ronald Seitz, who are executive officers and former directors, have advised the Company that they intend to tender all of their shares of common stock in this offer.

5.	In the Summary Term Sheet, in response to the question, “Do the directors or executive officers of Emtec intend to tender their shares in the Offer?”, the first sentence of the third paragraph is amended and restated as follows:

“Mary Grabel, our second largest shareholder and wife of Keith Grabel, one of our directors, has also informed us that she does not intend to tender shares pursuant to the Offer.”

6.	In the Summary Term Sheet, the response to the question, “How was the $1.92 per share purchase price determined?” is amended and restated as follows:

“As a result of the Merger, the Company acquired Darr in exchange for a substantial number of shares of our stock and warrants to acquire our stock. As a result of the Merger, our Board recognized that the shareholders of Darr would own more than a majority of our stock. In connection with the negotiation of the merger agreement between our Company and Darr, our Board of Directors required that following the closing Darr cause the surviving company to conduct a self tender for our shares for an aggregate purchase price up to $5.5 million. Because of the low trading volume for our shares, the liquidity of our stock is limited and the Board believed that the tender offer would give our shareholders the option (but not the requirement) to obtain liquidity for a significant portion of their shares. To ensure that Darr would proceed with the tender offer, our Board required that Darr escrow $5.5 million at the time of the closing of the Merger to fund the purchases under the tender offer.

The offer price of $1.92 per share was one of the terms negotiated in connection with the negotiation of the terms of the merger agreement including, among other things, the exchange ratio for the shares of Darr. In agreeing to the $1.92 per share, the Board considered a variety of factors, including the trading price of our shares in the period prior to the announcement of the Merger and the low trading volumes for our shares in the over the counter market. During the one year period prior to the public announcement of the execution of the merger agreement, the average daily closing price for our shares in the over the counter market was $1.56. The parties had discussed and agreed in principle to the $1.92 offer price prior to June 29, 2005. On June 29, 2005, we publicly announced our earnings for the year ended March 31, 2005 and in a June 30, 2005 filing with the SEC we indicated that we were exploring possible business combinations. The closing price of our shares in the over the counter market on June 28, 2005, the day prior to these public announcements, was $1.80 per share. Although our stock price rose above $1.92 per share subsequent to these announcements, the parties to the merger agreement nevertheless agreed to maintain the previously discussed $1.92 per share tender price.”

7.	The second paragraph of the section entitled “Forward Looking Statements” of the Offer to Purchase is amended by deleting the last sentence thereof.

8.	In the seventh paragraph under the section entitled “Introduction” of the Offer to Purchase, the fifth sentence is amended and restated as follows:

“Our current directors and executive officers have advised the Company that they do not intend to tender shares of common stock in this offer, except that John Howlett and Ronald Seitz, who are executive officers and former directors, have advised us that they intend to tender all of their shares in the Offer.

9.	The subsection entitled “Purpose of the Tender Offer” under Section 2, “Purpose of the Tender Offer,” is amended by deleting the first paragraph and replacing it with the following:

“Purpose of the Tender Offer. The Merger Agreement requires us to pursue the Offer. As a part of the negotiations, our Board of Directors required that a key term of the Merger Agreement be a covenant that required the surviving company to conduct a tender offer after the closing of the Merger Agreement in order to provide all of our shareholders with an opportunity to obtain liquidity for a significant portion of their shares. In addition, the Offer also provides shareholders (particularly those who, because of the size of their stockholdings in relation to the normal trading volume of our stock, might not be able to sell their shares without potential disruption to the share price) with an opportunity to obtain liquidity with respect to a significant portion of their shares, without potential disruption to the share price and the usual transaction costs associated with market sales. While one of the effects of the consummation of the Offer will be to increase the respective ownership interests of Dinesh Desai, through his control of Darr Westwood LLC, and Mary Grabel, this is not the purpose of the Offer. In order to ensure that our then existing shareholders receive the full benefit of the proceeds of the Offer, each of Dinesh Desai and Mary Grabel agreed, as part of the Merger, to not tender shares in the Offer.”

10.	In the second paragraph of the subsection entitled “Purpose of the Tender Offer” under Section 2, “Purpose of the Tender Offer,” the fifth sentence is amended and restated as follows:

“Our current directors and executive officers have advised the Company that they do not intend to tender shares of common stock in this offer, except that John Howlett and Ronald Seitz, who are executive officers and former directors have advised us that they intend to tender all of their shares in the Offer.

11.	The first paragraph under Section 4, “Withdrawal Rights” is amended by adding the following sentence immediately after the last sentence thereof:

“You may also withdraw your previously tendered shares of common stock at any time after 12:00 midnight, New York City time, on Tuesday, November 1, 2005, unless such shares have been accepted for payment as provided in this Offer.”

12.	The second paragraph under Section 9, “Source and Amount of Funds” is amended and restated as follows:

“We anticipate that we will pay for the shares tendered in the Offer and all expenses applicable to the Offer primarily through borrowings under our senior secured credit facility (the “Credit Facility”) with General Electric Commercial Distribution Finance Corporation (“GE CDF”). GE CDF has agreed to provide us with a revolving credit line in an amount equal to the lesser of $35.0 million minus a $3.15 million reserve or 85% of eligible accounts receivable minus a $3.15 million reserve. The term of the Credit Facility is for one year beginning on August 5, 2005 and automatically renews for additional one year periods unless notice is given by us no less than 60 days prior to the expiration of the current term. GE CDF has the right to terminate the Credit Facility at any time upon 60 days prior written notice.

Borrowings under the Credit Facility bear interest at an annual rate equal to the greater of (i) the rate of interest which JP Morgan Chase Bank (or its successor) publicly announces from time to time as its prime rate or reference rate and (ii) four percent. Interest will be calculated by multiplying (i) the annual rate divided by 360 and (ii) the amount of the outstanding principal balance under the Credit Facility at the end of each day. To secure the payment of the obligations under the Credit Facility, we granted to GE CDF a security interest in all of our interests in certain of its assets, including inventory, equipment, fixtures, accounts, chattel paper, instruments, deposit accounts, documents, general intangibles, letter of credits rights, and all judgments, claims and insurance policies. The Credit Facility contains certain customary covenants, including among other things, (a) affirmative covenants requiring us to provide certain financial statements and schedules to GE CDF, maintain our legal existence, keep the collateral in good condition, and provide certain notices to GE CDF, and (b) restrictive covenants including limitations on other indebtedness, liens, fundamental changes, asset sales, restricted payments, capital expenditures, investments, and transactions with affiliates.

In connection with the Merger, we borrowed $5.5 million under the Credit Facility and deposited the funds into an escrow account with our Depositary. These escrowed funds will be used to fund purchases under the Offer. We anticipate that the loan under our Credit Facility will be repaid with cash flow generated by the business.”

13.	In the fifth paragraph of the subsection entitled, “The Merger” under Section 10, “Certain Information Concerning Emtec,” the fourth sentence is amended and restated as follows:

“As of May 31, 2005, Darr had approximately $516,000 of short-term indebtedness and $2,410,000 of long-term liabilities.”

14.	The table containing selected balance sheet data of Darr presented in the subsection entitled “The Merger” under Section 10, “Certain Information Concerning Emtec” is amended and restated as follows:

August 31, 2004 (in thousands)
SELECTED BALANCE SHEET DATA:

Cash and cash equivalents	$1,216
Total current assets	20,916
Net intangible assets	276
Other assets	546
Short-term debt	649
Total current liabilities	17,112
Long-term liabilities	2,879
Total liabilities	19,990
Total shareholders’ equity	1,747

15.	In the second paragraph of the subsection entitled, “Where You Can Find More Information” under Section 10, “Certain Information Concerning Emtec,” the first and second sentences are amended and restated as follows:

“These reports, statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material may also be obtained by mail, upon payment of the SEC’s customary charges, from the Public Reference Section of the SEC at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549.”

16.	The table presented under Section 11, “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares,” is amended by adding a footnote (5) next to the number of shares listed for Keith Grabel under the column heading “Amount of Beneficial Ownership” as follows:

“(5) Excludes 2,285,510 shares owned by Mary Grabel, Mr. Grabel’s spouse. Mr. Grabel disclaims any beneficial interest in these shares.”

17.	In the subsection entitled “Arrangements, Agreements or Understandings” under Section 11, “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares,” the first sentence of the description of agreement entitled “Subordinated Note held by Darr Westwood LLC” is hereby amended and restated as follows:

“Westwood Computer Corporation, our wholly owned subsidiary, (“Westwood”) has issued a $750,000 promissory note dated April 16, 2004 to DARR Westwood LLC, a Delaware limited liability company, of which Mr. Desai is the sole member.”

18.	The subsection entitled “Arrangements, Agreements or Understandings” under Section 11, “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares,” is amended by adding the following sentence after the second sentence of the description of the agreement entitled “Subordinated Note held by DARR Westwood LLC”:

“The interest rate on the note as of September 1, 2005 was ten percent (10%).”

19.	In the subsection entitled “Arrangements, Agreements or Understandings” under Section 11, “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares,” the first sentence of the description of agreement entitled “Subordinated Note held by Four Kings Management LLC” is hereby amended and restated as follows:

“Westwood has issued a $750,000 promissory note dated April 16, 2004 to Four Kings Management LLC, a Delaware limited liability company, which is an affiliate of Keith Grabel, or permitted assigns.”

20.	In the subsection entitled “Arrangements, Agreements or Understandings” under Section 11, “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares,” the first sentence of the description of agreement entitled “5% Junior Subordinated Note held by Keith Grabel” is hereby amended and restated as follows:

“Westwood has issued certain promissory notes dated April 16, 2004 to Keith Grabel and certain of his family members, whereby it promises to pay to the holders of the notes the aggregate principal sum of $313,695.”

21.	In the subsection entitled “Arrangements, Agreements or Understandings” under Section 11, “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares,” the first sentence of the description of agreement entitled “8% Junior Subordinated Note held by Keith Grabel” is hereby amended and restated as follows:

“Westwood has issued certain promissory notes dated April 16, 2004 to Keith Grabel and certain of his family members, whereby it promises to pay to the holders of the notes the aggregate principal sum of $941,083.”

22.	The subsection entitled “Arrangements, Agreements or Understandings” under Section 11, “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares,” is amended by adding a new paragraph immediately prior to the subsection entitled “Compensation of Directors” as follows:

“8% Subordinated Promissory Note held by Darr Westwood LLC

In connection with the Merger and in exchange for certain preferred stock in Darr held by Darr Westwood LLC, Darr issued a promissory note dated August 5, 2005 to Darr Westwood LLC whereby it promises to pay to the holder of such note the principal sum of $1.102,794. Interest on the unpaid balance of the principal amount of the note is payable at a rate of eight percent (8%) per annum. The note matures on April 16, 2009. Principal on the note is due in a single payment on the maturity date. Interest is payable annually beginning on August 5, 2008.”

23.	Section 11, “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares,” is amended by adding a new subsection immediately prior to Section 12, “Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act” as follows:

“Family Relationships

Mary Grabel, the spouse of Keith Grabel, one of our directors, is an employee of Westwood and the owner of approximately 13.3% of our outstanding common stock. There are no other family relationships among our directors or officers.”

24.	In the first paragraph under Section 14, “United States Federal Income Tax Consequences,” the first sentence is amended and restated as follows:

“The following is a summary of U.S. federal income tax consequences of the Offer to U.S. Holders (as defined below) whose shares are tendered and accepted for payment pursuant to the Offer.”

25.	In the last paragraph under Section 14, “United States Federal Income Tax Consequences,” the first sentence is amended and restated as follows:

“The discussion set forth above is a general summary of the U.S. federal income tax consequences of the Offer.”

26.	All references to “Margaret Grabel” in the Offer to Purchase should be amended and restated to read “Mary Grabel.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(1)(K)**	Press Release dated September 22, 2005.
(d)(6)**	Promissory Note dated April 16, 2004 issued by Westwood Computer Corporation in favor of Darr Westwood LLC.
(d)(7)**	Promissory Note dated April 16, 2004 issued by Westwood Computer Corporation in favor of Four Kings Management LLC.
(d)(8)**	5% Junior Subordinated Promissory Note dated April 16, 2004 issued by Westwood Computer Corporation in favor of Keith Grabel.
(d)(9)**	8% Junior Subordinated Promissory Note dated April 16, 2004 issued by Westwood Computer Corporation in favor of Keith Grabel.
(d)(10)**	8% Subordinated Promissory Note dated August 5, 2005 issued by Darr Westwood Technology Corporation in favor of Darr Westwood LLC.

**	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, completed and correct.

EMTEC, INC.

Dated: September 22, 2005	By:	/s/ Stephen C. Donnelly
Name: Stephen C. Donnelly
Title: Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase dated September 7, 2005.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated September 7, 2005.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated September 7, 2005.
(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)*	Press Release, dated September 7, 2005.
(a)(1)(H)	Press Release, dated August 8, 2005, incorporated by reference to the Company’s Statement on Schedule TO filed on August 8, 2005.
(a)(1)(I)	Press Release, dated July 14, 2005, incorporated by reference to the Company’s Statement on Schedule TO filed on July 14, 2005.
(a)(1)(J)*	Letter to Shareholders from the Chief Executive Officer of the Company, dated September 7, 2005.
(a)(1)(K)**	Press Release dated September 22, 2005.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)	Not Applicable.
(b)(1)	Business Financing Agreement, dated August 5, 2005, by and among General Electric Commercial Distribution Finance Corporation, Emtec, Inc., a New Jersey corporation, and Westwood Computer Corporation (incorporated by reference to Form 10-Q dated August 19, 2005, Exhibit 10.1).
(b)(2)	Addendum to Agreement for Wholesales Financing and Business Financing Agreement, dated August 5, 2005, by and among GE Commercial Distribution Finance Corporation, Emtec, Inc., a New Jersey corporation, and Westwood Computer Corporation (incorporated by reference to Form 10-Q dated August 19, 2005, Exhibit 10.3).
(d)(1)	Emtec, Inc. 1996 Stock Option Plan, as amended (incorporated by reference to Form 10 of the Company originally filed May 21, 2001, Exhibit 4.2).
(d)(2)	Employment Agreement between John C. Howlett and Emtec, Inc. dated July 14, 2005. (Incorporated by reference to Form 8-K dated July 20, 2005, Exhibit 10.1)
(d)(3)	Employment Agreement between John C. Howlett and Emtec, Inc. dated July 14, 2005. (Incorporated by reference to Form 8-K dated July 20, 2005, Exhibit 10.1)
(d)(4)*	Common Stock Purchase Warrant between Emtec, Inc. and DARR Westwood LLC dated August 5, 2005.
(d)(5)*	Common Stock Purchase Warrant between Emtec, Inc. and Margaret Grabel dated August 5, 2005.
(d)(6)**	Promissory Note dated April 16, 2004 issued by Westwood Computer Corporation in favor of Darr Westwood LLC.
(d)(7)**	Promissory Note dated April 16, 2004 issued by Westwood Computer Corporation in favor of Four Kings Management LLC.
(d)(8)**	5% Junior Subordinated Promissory Note dated April 16, 2004 issued by Westwood Computer Corporation in favor of Keith Grabel.
(d)(9)**	8% Junior Subordinated Promissory Note dated April 16, 2004 issued by Westwood Computer Corporation in favor of Keith Grabel.
(d)(10)**	8% Subordinated Promissory Note dated August 5, 2005 issued by Darr Westwood Technology Corporation in favor of Darr Westwood LLC.
(g)	Not Applicable.
(h)	Not Applicable.

*	Previously filed.
**	Filed herewith.